Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest Jonathan Webb, AppHarvest Founder & CEO joins the On the Move panel to discuss AppHarvest public debut through a SPAC

Tuesday, September 29th, 2020, 9:52 AM PDT

CORPORATE PARTICIPANTS Julie Hyman - Yahoo Finance Adam Shapiro - Yahoo Finance Jonathan Webb - AppHarvest Founder & CEO

TRANSCRIPT

Julie Hyman

Well we’ve got another SPAC deal to talk about today, they’ve become very popular as of late, AppHarvest is going to be combining with Novus, the estimated value when the deal closes will be about a billion dollars for the company. AppHarvest is an indoor farming company, so it has massive greenhouses, that raise things like tomatoes. Jonathan Webb, the Founder and CEO is joining us now from Morehead, Kentucky, from it looks like, one of those greenhouses. Jonathan, thank you for joining us and congratulations on this deal. I do want to ask, as I’ve mentioned, it seems like we have seen more, and higher profile, Special Purpose Acquisition Company deals this year. Why did you decide to go this route, the SPAC route, versus, say, an initial public offering or a direct listing?

Jonathan Webb

Well, first thank you for having me, and the SPAC was just a vehicle, it was a tool that we could utilize to be able to enter the public markets fairly rapidly. We--out of the $475 million this transaction will bring to the company, $375 million of that is through the PIPE. So, we did go through a traditional roadshow process and a vast majority of the capital that’s coming to the company is through a PIPE. The SPAC itself was only $100 million, so I know people talk about, you know, SPACs in different ways, but for us, it was a way for us to be able to go out to the institutional investors, Fidelity is one of the largest investors, or the largest investor, in this round of capital and again, they’re a private investor institution that was able to come in this round alongside the SPAC. So, it was just a vehicle for us to be able to raise the capital and we felt it was the right time. Our board, who include Jeff Ubben, David Lee, CFO at Impossible Foods, Martha Stewart, we have a world-class board, and we wanted to--as we’re going to sell our fruits and vegetables later this year, we’ll be at the largest grocers in the U.S., we want the consumer of that fruit and vegetable to be a buyer in our company, and give them to the opportunity to own our stock and buy into this company with us, as we work to change agriculture in America.

Adam Shapiro

I gotta tell you I find all of this fascinating, I remember doing stories 20 years in places like Chicago where they were turning on a small-scale, old factories into hydroponics centers to grow produce, but now you’re doing this on a much larger scale. What’s the potential market size for the produce you will be producing? Because I can’t imagine you’re ever going to, or correct me, replace California?

Jonathan Webb

Well it’s a great question. I don’t think there’s a choice of “Do we replace California.” It’s on fire. They’re running out of water and that’s where we grow our food. It’s not going to last, it’s a house of cards. Produce imports from Mexico to the U.S. have nearly tripled in the last 10 to 15 years. I was with Secretary Perdue earlier this year, 4 billion pounds of tomatoes imported from Mexico into the U.S. last year, there was almost 1.2 billion pounds 10 to 15 years ago. When people say, “What’s the market size?” My background was building some of the largest solar projects in the U.S. I’m bringing that experience over to controlled ag, building facilities. In agriculture, people talk about the market--you know I just try to say “In my lifetime, think about it like, most power will eventually come from renewable resources, most cars will run on electricity, and most food, fruits and vegetables grown at scale are going to be in a controlled environment. We don’t have a choice.” You talk to farmers, the climate is rapidly changing, drought, too much heat one year, not enough water, it’s not going to last.

And the U.N. Security Council was here in Kentucky with us a couple of months ago, the U.N. has predicted, we need 60 to 70% more food on planet earth by 2050. Many are saying we would need two planet earths to have enough land and water to grow the food we currently grow. So, to your point you know, “Are we ever going to compete toe to toe with California?” Well we absolutely have to if we want to make sure America has food for our kids’ future. It’s our governor who is going to be with us again, and October 21st we’re opening our first facility here. This facility is larger, 2.8 million square feet. It’s twice as large as Amazon’s largest distribution center. This is a massive facility, it’s all about scale. So again--

Julie Hyman

--And so, Jonathan--

Jonathan Webb

--so, your point with California--yeah?

Julie Hyman

--so, I was just going to say, given scale, I want to know about costs of this, right? Both costs to you versus the outdoor methods of farming, and then also costs to the consumers. Because what you’re talking about in terms of global warming and all of that, costs are going to be going up, right, for traditional agriculture. But how quickly, and how quickly are we going to see your cost model and that cost model converge?

Jonathan Webb

Yeah, that’s a great question. So, what we’re working to do is make sure that we’re not raising prices for the everyday American. Our tomatoes are going to cost compete with the tomatoes that are at a grocery store right now, and we don’t want to raise prices for the everyday American. But with that being said, the industry is not going to have a choice to continue to operate the way they’re operating at the cost they see today, prices are going to go up as we see climate disruption put more pressure on farms. I’m sitting in the heart of Coal Country, Eastern Kentucky, why are we building in Central Appalachia? Because we can get to 70% of the U.S. in a day drive, have some of the record amount of rainfall in 2018. But when people ask me, “Well how quickly can agriculture shift?” Well I’m standing in an area where you’ve seen just about every coal company go bankrupt in the last 10 years. And I can tell you as somebody who worked in energy, it happens fast. And we need to wake up. Our governor sees this, he’s going to be with us in a couple of weeks, he was terrified in the middle of COVID, brought our team in when he realized the U.S. is not self-sufficient, we do not produce our own food, we are heavily relying on imports from Mexico. It is--this is not a 50-60-year out thing. Agriculture is going to see technology and infrastructure, we’re going to see billions of dollars flood into agriculture and rebuild U.S. farming. We don’t have a choice. We’ve been very blessed with a lot of land and a lot of water, and for a century or more it’s gotten us to this point, but going forward, agriculture is going to see a lot of disruption, going to see a lot of technology come in, and COVID has really forced the hand to make sure that we strengthen our supply lines so that we’re never in this situation again where grocers are questioning whether or not we’re going to have good, fresh, produce on store shelves.

Julie Hyman

Jonathan I would love to have you back to talk much more about this, and I would love to come and visit you also once we all can be doing that again. Because this--as Adam said, this is fascinating stuff. Jonathan Webb is AppHarvest Founder and CEO. Thank you.

Jonathan Webb

Come anytime, you’re welcome. You see I’m standing in the facility; we’re doing this interview in a facility. Keep in mind the gag-laws in the U.S. that don’t let cameras on farms and keep in mind you can’t take cameras on farms down in Mexico. We’re flipping the script, you’re welcome here anytime, bring your camera crew, we’d love to host you.

Julie Hyman

Thank you, Jonathan, appreciate it.

***

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.